Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

December 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On November 22, 2017, the Registrant received comments from Mr. Keith Gregory of the Staff regarding Post-Effective Amendment No. 159 (the “Amendment”) to the Registrant’s registration statement on Form N-1A relating to the Martin Currie SMASh Series EM Fund1 (the “fund”), as filed with the Commission on October 16, 2017. Mr. Gregory specified that certain comments for the fund related to the fund’s inclusion as an investment option under certain separately managed account (“SMA”) programs. Mr. Gregory asked that certain comments specifically related to the SMA program be addressed separately and sufficiently in advance of the effective date of the Amendment so that the Staff may review our responses. The following is a summary of the comments received from Mr. Gregory with respect to the SMA program and the Trust’s response on behalf of the fund.

1. Comment: Please confirm whether the fund is only available to participants in SMA programs where the manager, subadviser, or affiliates of the subadviser have an agreement with the program sponsor. If so, please clarify footnote 1 of the expense table to indicate that fees paid through the SMA program cover the management fees of the fund. Please include a conforming footnote to the expense example.

Response: Except for shares purchased by the initial investors in the fund (who are Legg Mason affiliates investing for purposes of seeding the fund), the fund is only available to participants in SMA programs where the subadviser, or an affiliate of the subadviser, has an agreement with the program sponsor, or directly with the client, to provide management or advisory services with respect to the SMA. We have not made the revisions to footnote 1 requested by the Staff or added a conforming footnote to the expense example, because we believe the proposed revision would be confusing to investors and the statement that the SMA fees “cover the management fees of the fund” could inadvertently cause investors to believe that a management fee is charged by both the fund and the SMA program. It is also inconsistent with disclosure in the Prospectus fee tables and expense examples for other SMASh funds offered by Legg Mason affiliates and for similar competitor funds. We note that Legg Mason currently offers the Western Asset SMASh Series M Fund, the Series C Fund, the Series EC Fund, and the Series TF Fund, which are subadvised by Legg Mason affiliate Western Asset Management

[1]	The initial registration statement referred to the name of the fund as the Martin Currie SMA-Shares Series EM Fund. The name has subsequently been changed.

Company. The disclosure for the Western Asset SMASh Series Funds has previously been extensively reviewed by the Staff, and we had provided to the Staff a link to the most recent Rule 485(a) filing of the Western Asset SMASh funds, which was filed on October 9, 2015 and reviewed by the Staff. In addition, there were prior discussions with the Staff regarding the presentation of the fee tables of these SMASh Series funds, including discussions as far back as 2006 with Richard Pfordte of the Staff.

2. Comment: Please confirm that the management agreement and subadvisory agreement reflect 0.00% for management fees. Please also confirm that there are no 12b-1 fees.

Response: Consistent with the “0.00” disclosure in the expense table for the fund, we confirm that the management agreement and subadvisory agreement reflect that no management fee or subadvisory fee is payable under the applicable agreement. Each of the manager and subadviser acknowledge in the applicable agreement that they are compensated directly or indirectly by separately managed account sponsors or separately managed account program participants for services rendered thereunder. We also confirm that there are no 12b-1 fees payable by the fund.

3. Comment: For future reference, please include disclosure in the narrative that precedes the performance table or in a footnote to the performance table explaining that the performance does not reflect fees and charges imposed at the SMA program level.

Response: When performance information is available for the fund, we will include disclosure in the narrative to the performance table indicating that the performance of the fund should be evaluated in the context of the investor’s managed account program.

4. Comment: Please explain whether the fee structure requires the fund to comply with all of the provisions of Section 15 of the Investment Company Act of 1940, such as shareholder voting on an increase in advisory or subadvisory fees.

Response: The fund adheres to all applicable requirements of Section 15 of the Investment Company Act of 1940, including the requirement that shareholders vote on an increase in advisory or subadvisory fees.

5. Comment: Please clarify in disclosure whether the fund is the only investment vehicle available to program participants in the SMA programs. For example, please clarify in the last sentence of the first paragraph under “Fees and expenses” and elsewhere in the Prospectus.

Response: Program sponsors generally determine what investment management strategies are available through their SMA programs, which may include investment in one or more pooled investment vehicles. As a result, there may be other investment management strategies available to program participants that include investment in one or more pooled investment vehicles other than the Martin Currie SMASh Series EM Fund; however, the Registrant would generally not have knowledge regarding any other investment management strategies or pooled investment vehicles in which such strategies might invest. We do not believe that it is necessary or required that the disclosure in the Prospectus specify whether an SMA program offers investment management strategies that may include investments in other pooled investment vehicles. We believe this type of disclosure is more appropriately included in the information provided by the program sponsor to program participants.

6. Comment: Please confirm that all fund investors will pay the same internal advisory fee for investing in the fund. In other words, is the variation in the SMA program fee based on factors other than fund advisory or subadvisory services? If not, please supplementally explain.

Response: We confirm that all fund investors will pay the same internal advisory fee for investing in the fund. Any variation in the SMA program fee is based on factors other than fund advisory or subadvisory services, such as individualized services provided at the managed account level.

7. Comment: You define “Managed Account Adviser” as including affiliates of the subadviser. Please supplementally explain who these entities are, and why they receive fees from the program sponsor. In addition, please explain whether these subadviser affiliates manage the fund. If so, are they party to a management agreement with the fund?

Response: As noted above, the fund is only available to participants in SMA programs where the subadviser or an affiliate of the subadviser has an agreement with the program sponsor, or directly with the client, to provide management or advisory services. It is currently contemplated that the “Managed Account Adviser” would be Martin Currie (the fund’s subadviser). However, other Legg Mason affiliates offer investment advisory services to SMA programs and participants, and it is possible that such an affiliate may wish to invest in the fund as part of an investment management strategy that it offers under such SMA programs. In each case, these subadviser affiliates would provide advisory services to the SMA program participants, but not to the fund. As such, they would not be a manager or adviser to the fund, and it would not be required for them to be party to a management agreement with the fund.

8. Comment: In the last sentence of the paragraph under “Fees and expenses” of the fund, you indicate that in certain cases program participants may pay a fee directly to the subadviser or its affiliates for investment advice. Please explain the meaning of the sentence. For instance, are these fees paid outside of the SMA program? Please explain supplementally to the Staff why these fees for management advice should not be included in the fee table as management fees. Please explain supplementally how a plan participant will make direct payments to a subadviser or its affiliates, including the reason for such payments.

Response: The referenced sentence states that in certain cases, a program participant will pay a fee for investment advice directly to the subadviser or an affiliate in its capacity as manager, adviser or subadviser to the participant’s managed account. As noted above, in certain SMA programs, the subadviser or an affiliate contracts directly with the SMA program participant to provide management or advisory services instead of with the SMA program sponsor. In these cases, the subadviser or an affiliate is paid for its services directly by the SMA program participant instead of by the SMA program sponsor. Whether the subadviser or an affiliate is paid by the SMA program sponsor or by SMA program participants, the fees are paid to such party for overall managed account advisory services provided as part of the SMA program. Because these fees relate to overall managed account advisory services, and are not deducted from fund assets, they are not required to be included in the fund’s fee table. We note that, as described above, there were prior discussions with the Staff regarding the structure of these SMASh Series funds, including discussions in relation to a Rule 485(a) filing of the Legg Mason Partners Institutional Trust on December 27, 2006, where the Staff advised us that it was acceptable to include a 0% fee in the fee table. Lastly, we note that that this presentation in the fee table is standard for our competitors in the industry, who also show a 0% management fee with respect to similar funds offered to SMA programs.

9. Comment: As a general matter, please explain in response to each comment relating to the SMA program what you mean by “compensated directly or indirectly.”

Response: As noted above, footnote 1 states that “… the fund is an integral part of separately managed account programs, and the fund’s manager and the fund’s subadviser will be compensated directly or indirectly by separately managed account program sponsors or program participants.” This sentence is referring to the fact that the fund’s subadviser typically will receive fees directly from an SMA program sponsor or program participants, and that the subadviser in turn will pay a portion of these fees to the manager for certain advisory services provided to the fund. In this case, the manager would be compensated indirectly by the program sponsor or program participants out of the SMA program fee received directly by the subadviser. If an affiliate of the subadviser were to invest in the fund as part of an investment management strategy offered to SMA programs and participants, the affiliate would receive fees directly from an SMA program sponsor or program participants. The affiliate in turn would pay a portion of such fees to the manager and the subadviser for certain advisory services provided to the fund. In this case, the manager and subadviser would be compensated indirectly by the program sponsor or program participants out of the SMA program fee, which was received directly by the affiliate.

10. Comment: Please explain the basis of the payments made by the program sponsor to each of the manager, and in particular, the subadviser and its affiliates. Are the payments based on assets allocated to the fund?

Response: Payments from the program sponsor to the subadviser or an affiliate of the subadviser are not based on assets allocated to the fund. Such payments are based on the overall assets managed or advised by the subadviser or the subadviser’s affiliate, on behalf of SMA program participants (which will include account assets that are invested in the fund) and will not vary based on the percentage of account assets that are invested in the fund.

11. Comment: In certain places, you indicate that the fund’s subadviser or its affiliates will be compensated directly or indirectly by the program sponsor or program participant. However, in other places, such as footnote 1 to the fee table, you indicate that the manager and subadviser will receive compensation directly or indirectly from such persons. Please reconcile.

Response: We will reconcile the language to indicate that the manager, subadviser or their affiliates may be compensated directly or indirectly by the program sponsor or program participants.

12. Comment: Please explain whether individuals other than participants in the SMA program may invest in the fund. Please make conforming changes to the disclosure in the registration statement to reflect this comment.

Response: It is not currently intended that any individuals other than participants in the SMA program may invest in the fund. We will make conforming changes to clarify this in the registration statement.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

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